FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 17, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



December 17, 2013

GPA and Via Varejo Day 2013

Agenda

1:30 – 2:00 p.m.	Welcome Coffee	
2:00 – 2:10 p.m.	Strategic challenges for GPA	Enéas Pestana
2:10 – 2:15 p.m.	People and Sustainability	Antonio Salvador
2:15 – 2:25 p.m.	Financial Management	Christophe Hidalgo
2:25 – 2:50 p.m.	Food Retail	José Roberto Tambasco
2:50 – 3:00 p.m.	GPA Malls	Alexandre Vasconcellos
3:00 – 3:15 p.m.	Assaí	Belmiro Gomes
3:15 – 3:45 p.m.	Q&A – 1st Round	
3:45 – 4:00 p.m.	Coffee Break	
4:00 – 4:15 p.m.	Nova Pontocom	Fernando Tracanella
4:15 – 4:45 p.m.	Viavarejo	Francisco Valim
4:45 – 5:15 p.m.	Q&A – 2nd Round	
5:15 – 5:30 p.m.	Closing Remarks	Enéas Pestana

Strategic Challenges for GPA

Enéas Pestana
CEO, GPA

GPA

Executive Committee


CEO
Enéas Pestana
Retail
Tambasco
GPA Malls
Alexandre Vasconcelos
Assaí
Belmiro
Via Varejo
Francisco Valim
Nova Pontocom
Quiroga
HR and Sustainability
Antonio Salvador
CFO
Christophe Hidalgo
Infrastructure and Strategic Develop.
Líbano Barroso
METRICS
METRICS
METRICS
METRICS
METRICS
METRICS
METRICS
METRICS
METRICS:
1. Net Income
2. Valuation/EVA
3. ROCE
4. Growth/Expansion
5. Customer Satisfaction
6. Our People's Satisfaction

Corporate Vision

GPA

Gross Revenue in 2012: R$ 57.2 billion

3.0 million m² of sales area[1]

155,000 employees[1]

640 million tickets per year[2]

In Brazil:

Leader in food retail

Leader in **electronics** retail

Leader in **furniture** retail

2nd player[2] in **Cash-and-Carry Stores** market

2nd player in e-commerce

"To be the largest and best distribution group in Brazil, driving growth and the value of assets, and delivering returns above the market average to our shareholders, while sustaining results through the satisfaction of our customers, our people and society."

\- GPA Strategic Plan 2014-2016

Key priorities for the next 3 years

- Competitiveness driven by efficiency gains;
- To consolidate/achieve market leadership in each of our operating segments;
- Significant investments in store openings;
- Multichannel approach;
- Increased engagement and reduced turnover.

[1]At Sep. 30, 2013
[2]GPA estimate for 2013

Strategic challenges for GPA over the coming years

Growth	Operational Excellence	People and Management	Innovation and Sustainability
• Food: Focus on the expansion of proximity formats and cash-and-carry stores; • Via Varejo: To safeguard and consolidate its presence in markets where it already operates (SE) and enter markets with strong growth potential; • Strengthening of Extra marketplace and multichannel approach as the growth platform for e-commerce; • Malls: Aggressive GLA expansion .	• Food Retail: Increase price competitiveness, driven by efficiency gains and optimization of operating expenses; • Continuation of the efficiency program at Via Varejo; • Capture of synergies and implementation of best practices across businesses; • Improve the efficiency of working capital management.	• Increase productivity while maintaining customer satisfaction; • Development of leaders and succession plan; • Revision of incentives and variable compensation plan to underline meritocracy; • Continued increase in engagement; • Reduction of turnover.	• Multichannel approach; • New formats; • New equipment and methods for store construction; • Increase in energy efficiency; • Automation and intelligence in operations; • Conscientious consumption and supply.

People and Sustainability

Antonio Salvador
Executive Officer - People and Sustainability

GPA

People Management

Key Priorities for the next 3 years

- Efficiency: productivity per employee vs. continuous pursuit of customer satisfaction;
- People prepared to sustain growth and expansion;
- Development of leaders (succession);
- Cultural and organizational alignment to pursue synergies and multichannel approach.

Guidelines for the 2014 – 2016 cycle

Increase productivity, while improving Customer Satisfaction	People Engagement and Development	Synergy and Efficiency of HR Processes and Infrastructure
✓ Organization and process model to drive productivity and promote customer satisfaction; ✓ Management model based on targets and indicators down to the store level; ✓ Attraction of talent for a lower time-to-perform.	✓ Alignment of GPA's value proposition as an Employer; ✓ Revision of the integrated career and performance cycle; ✓ Development of a more diverse workforce; ✓ Succession plan.	✓ Revision of processes and management technology of compliance with e-Social; ✓ "Viva Feliz" [*Live Happily*] program (more efficient management of benefits with more employee services).

Sustainability

"To be an agent of transformation of society through Sustainability by creating the best sustainability practices across all our businesses and in our relations."

- GPA Strategic Plan 2014-2016

GPA Commitments

Transformation Agent

- Valuing Our People
- Conscientious Consumption and Supply
- Transformation in the Value Chain
- Environmental Impact Management
- Engagement of Society

Financial Management

Christophe Hidalgo
CFO, GPA

GPA

Financial Management

Key Priorities

- Improved inventory turnover;
- Optimization of operating and corporate expenses across all Group businesses;
- Strict control over financial expenses in light of the increase in the basic interest rate (Selic);
- Optimization of investments for store openings and monitoring of new investments to ensure profitable growth;
- Reinvestment of savings generated in price competitiveness;
- Organic growth financed by cash flow.

Expected results

- Improved financial efficiency to sustain competitiveness;
- Increase the Company's Return on Capital Employed (ROCE).


Operating expenses as a % of Net Sales
19.9%
19.6%
< 17.0%
2012
9M13
2014
2015
2016

Food Retail

José Roberto Tambasco
Food Retail Executive Officer

GPA

Food Retail

Pão de Açúcar extra

Formats:
Hypermarkets, Supermarkets, Neighborhood, Drugstores and Gas Stations.

Number of Stores*: 907

Gross Revenue in 2012: R$ 26.0 billion

Share of GPA 2012 gross sales: 45%





mini mercado extra

Structure of Food Retail

Banner	Format	Stores*
extra	Hypermarkets	138
extra	Supermarkets	209
Pão de Açúcar	Supermarkets	166
mini mercado extra	Neighborhood	152
extra / Pão de Açúcar drogaria	Drugstores	157
extra / Pão de Açúcar posto	Gas Stations	85

*Stores as of 3Q13.

- Multi-format banners, with penetration in all income classes.



A/B
C
D/E

Food Retail

Market scenario

- "Price" remains as a significant factor in the consumer's decision to buy;
- Consumers more conscious of their income;
- Brazilians purchase their groceries in diverse retail channels: 43% of the population uses between 5 and 6 channels and 30% uses at least 7 channels for its purchases;
- Increasing demand for convenience:
  - Meals outside residences increased 40% from 2009 to 2012;
  - Over 75% of consumers shop food;
- Accelerated growth of the neighborhood, wholesale and online formats.
- 76% of consumers search the internet before shopping for electronics.

Souce: Kantar and IBGE

Sales growth higher than market



Market
8.0%
3Q12
3Q13
Food Retail
extra
9.4%
3Q12
3Q13

- Gains in market share, from 23.9% in 3Q12 to **24.2% in 3Q13.**

Source: Nielsen / Gross sales (data from 7/15 to 10/6)

Food Retail

Vision for the next 3 years

- Same-store sales growth above inflation;
- Strengthening competitiveness and increased customer flow;
- Improving cost efficiency and operational excellence in all purchase occasions;
- Be a reference in customer loyalty;
- Strengthening the concept of multi-channel;
- Maintaining profitability.

Pão de Açúcar

- Market leadership in the AB segment, increasing customer loyalty;
- Accelerated expansion through capex reduction and making store size flexible to drive penetration.

extra

- Improve site attractiveness, through the revitalization and expansion of galleries;
- Strengthening the "One-Stop-Shop" concept.

mini mercado extra

- Accelerated expansion;
- New formats to meet different consumer profiles;
- Increased logistics and operational efficiency.

Food Retail



Investment in price competitiveness across all banners
Expense reduction plan (core initiatives)
Operational efficiency at stores
Back-office optimization and synergies with the Group
Reduction in corporate overheads
Increase Customer Flow
Gross Margin
Rebuild margin by investing in competitiveness
SG&A
EBITDA Margin
=

Food Retail

Expected Results

- ✓ Investment in competitiveness funded by expense reductions, without impacting profitability;
- ✓ Leverage same-store sales volume;
- ✓ Increase the number of customers, while also building consumer loyalty;
- ✓ Maintenance of EBITDA margin.

Expansion Plan

(no of stores, excl. gas stations and drugstores)



~ 400 stores
by 2016
> 1,100
615
701
2012
2013 E
2014
2015
2016
Extra Hyper / Super
Pão de Açúcar
Minimarket

Segment	New stores
Extra Hyper / Super	20+ new stores until 2016
Pão de Açúcar	20+ new stores until 2016
Minimarket	120+ new stores until 2016

GPA Malls

Alexandre Vasconcellos
Executive Officer - Real Estate Business

GPA

GPA Malls

Food Retail

- Prospecting of Commercial Areas
- Projects
- Negotiation and Contract
- Construction and Renovation
- Maintenance

Vision for the next 3 years

- Drive the expansion of the proximity format through new store models;
- Increase attractiveness of hypermarkets by strengthening galleries (malls).

Expected results

Reduction of capex/ m²:

✓ Increase the efficiency of projects by optimizing construction specifications and methods, thus maximizing the sales area/built area ratio;

✓ Global scale in equipment acquisition (leveraging of Casino Global Sourcing).

Reduction of Operating Expenses:

✓ Revision of project solutions that minimize operating costs (finishing, flooring, equipment, etc.);

✓ Leveraging Casino's expertise in technologies and processes for management of energy consumption (JV Green Yellow).

GPA Malls

Commercial Galleries

Key accomplishments in 2013

- More than 40,000 sqm of gross leasable area (GLA) delivered.


GLA Evolution
In thousands of m²
246
40
286
2012
2013
ABL
GLA Expansion

- Opening of 2 neighborhood malls under the "Conviva" brand, backed by the concepts of price and service for storeowners and common areas and convenience for customers:
  - ✓ Conviva Américas: 12,500 sqm GLA, opening June 13.
  - ✓ Conviva Minas: 12,200 sqm GLA, opening December 12.
- Establishment of partnerships with large retail players and universities.

GPA Malls

Conviva Concept

Traditional center


extra



New Mall Format


extra
conviva



GPA Malls

Commercial Galleries - Results expected for the next 3 years

- To become the benchmark in the neighborhood malls segment.
- Aggressive GLA growth (CAGR above 20% p.a.)
- Expansion of EBITDA margin with gains of scale and rationalization of commercial gallery operations.
- Reduction of Capex/sqm due to revision of store and gallery projects as well as improved sourcing process.
- Increased rental revenue (R$/sqm) through revision of rental contracts to market prices.



GLA Growth
CAGR > 20%p.a.
246
286
2012
2013E
2014
2015
2016
GLA

Assaí

Cash-and-Carry Stores

Belmiro Gomes
Executive Officer

GPA

Assaí

Formats:
Cash-and-Carry Stores

Number of Stores*: 69

Gross Revenue in 2012:
R$ 5.1 billion

Share of GPA sales in 2012: 9%

*Stores as of 3Q13.


ASSAÍ
ATACADISTA



Market scenario

- Strong growth of cash-and-carry segment in Brazil;
- Breakdown by consumer type:


Wholesale Customers
Retail Customers
50%
50%

Key Priorities

- To continue strong expansion;
- To be more competitive than the competitors;
- To sustain the increase in customer flow;
- To improve working capital due to the maturation of new stores.

Vision for the next 3 years

To consolidate the 2nd rank in Cash-and-Carry Stores and reduce the gap with market leader

- To continue expansion, with the opening of 12 to 15 stores per year, establishing a nationwide presence (in 20 states);
- To be recognized as the most competitive player in terms of price in the Wholesale segment, while entering new markets.

Assaí

Results expected for the next 3 years

- ✓ Sales growth higher than industry average, and market share gains;
- ✓ Operating expenses below 10% of net revenue;
- ✓ EBITDA margin of 5%.

Expansion Plan



61
77
> 36 stores
by 2016
> 113
2012
2013
2014
2015
2016
North
South
Midwest
Northeast
Southeast

12 to 15 new stores / year

Assaí

Increased presence on national territory

- The highest effort to penetrate new states has been undertaken in 2013;
- Until 2016, this expansion strategy continues while stores opened in 2013 should increase contribution thanks to ramp-up effect in margin and costs.



SP
RJ

NORTH-EAST
Gain market
- ✓ Poor road infrastructure
- ✓ Increasing purchasing power
- ✓ Market growth above Brazil's average

NORTH/ MIDDLE-WEST
Gain market
- ✓ Poor road infrastructure
- ✓ Lack of food retail
- ✓ Market growth above Brazil's average

Main competitors

△ Atacadão
▽ Makro

SOUTH
Penetrate limitedly
- ✓ Concentration o institutional customers
- ✓ Better infrastructure
- ✓ Strong regional players

SOUTH-EAST
Strengthen positioning
- ✓ Traffic and delivery trucks restrictions
- ✓ Need of lower prices (high cost of living)
- ✓ Concentration of institutional customers

Brazilian States penetrated

7 Until 2012 | +5 In 2013 | +2 In 2014 | +4 In 2015 | +4 in2016

Q&A

1st Round

GPA

E-Commerce

Fernando Tracanella
CFO, Nova Pontocom

GPA

E-Commerce

GPA

nova PONTOCOM

Gross Revenue in 2012: R$ 3.7 billion

Share of GPA sales in 2012: 6.7%

Portfolio

B2C: Approx. 90% of sales

extra.com.br

pontofrio.com

Casas Bahia

barateiro.com

partiu viagens

B2B: Approx. 10% of sales

pontofrio atacado

eHub.com.br

Soluções B2B

Market scenario

- Low penetration of e-commerce in Brazil, with estimated average annual growth of around 20%;
- Strong trend towards mobility and consumers increasingly resorting to multiple channels to research and buy products.

Key Priorities

- Explore multichannel initiatives and synergies among businesses;
- Market Place as the driver of assortment;
- Focus on ensuring a unique consumption experience and high level of service (mobility and one-to-one marketing);
- Expand geographic coverage.

Vision for the next 3 years

To attain market leadership, striking a balance between sales growth and profitability while leveraging synergies and the multichannel approach.

- To offer the widest assortment of products and services, increasing the market share of Marketplace and B2B services;
- To drive competitiveness by capturing commercial and marketing synergies among the group companies
- Gains in operating efficiency through revision of logistics processes and synergies among group companies

E-Commerce

Expected Results

- ✓ Sales growth combined with gains in market share by capturing the biggest growth potential outside the RJ-SP axis, to achieve market leadership at the end of 3 years;
- ✓ Increased profitability through increase in the share of service revenues, removing concentration in categories and capturing synergies with the Group;
- ✓ Dilution of fixed costs and gains in operating efficiency;
- ✓ Results above breakeven point, with cash flow driven by the balanced management of working capital.


CASAS
BAHIA
DEDICAÇÃO TOTAL A VOCÊ
pontofrio
Informática

Francisco Valim

Via Varejo’s CEO

viavarejo

Via Varejo at a glance

viavarejo

Absolute leadership within the Brazilian electronic and furniture retail sector

- ✓ +R$26 billion of sales, **more than the combined sales of the next four major competitors in Brazil**
- ✓ **Dominant and rising market share of over 25%** in the specialist retail market

Solid financial position with increasing results

- ✓ Unparalleled increase in market share, **rising from 22.1% to 26.0%** from 2011 to 2013
- ✓ Increasing financial performance
  - ✓ **EBITDA margin** expanding from **4.2% in 2011 to 7.3% in 9M13,** having reached **8.4% in 3Q13**
  - ✓ **Net margin** expanding from **0.5% in 2011 to 2.5% in 9M13,** having reached **3.5% in 3Q13**
  - ✓ Financial **Leverage below 1.0x** EBITDA in 3Q13

Source: Company.

Via Varejo at a glance (cont.)

viavarejo

Via Varejo is the largest electronic and furniture retailer in Brazil, operating in Bricks & Mortar through the brands Casas Bahia and Ponto Frio and in the e-commerce business through its subsidiary, Nova Pontocom

Bricks & Mortar		E-Commerce
Casas Bahia	pontofrio	nova PONTOCOM
✓ Social classes B-/C/D/E	✓ Social classes A/B/C+	✓ Social classes A/B/C
✓ 578 stores[1]	✓ 397 stores[1]	pontofrio.com; pontofrio atacado; Casas Bahia.com; extra.com.br
✓ Gross revenue 2012: R$ 16.8 Billion *(+8.1% vs. 2011)*	✓ Gross revenue 2012: R$ 5.6 Billion *(+6.7% vs. 2011)*	✓ Gross revenue 2012: R$ 3.8 Billion *(+8.1% vs. 2011)*

Soure: Company
Obs.: (1) As of September 30th

Positioning Via Varejo's Investment Case


BAHIA
BAHIA

- Dominant player with structural advantages — 1
- Best positioned to capture market growth opportunities
- Integrated platform to win in the online world
- Margin improvements backed by efficiency gains
- Credit concession platform generating additional demand
- Via Varejo Strategy: The Agenda for Sustainable Growth

Dominant player with structural advantages

Powerful Business Model Combining Leadership and Scale

Via Varejo boasts unmatched scale, driving superior Efficiency and bargain power…

Gross revenue (2012, R$ billion)



26.1
9.1
9.0
3.1
3.0
Revenue figures are higher than four largest competitors combined
viavarejo
2nd Player
3rd Player
4th Player
5th Player

…leading to significant market share gains over the past years

(Via Varejo's market share evolution in Brazil)



30%
20%
10%
+ 2,0 p.p. / year
+ 0,6 p.p. / year
22,1%
24,0%
26,0%
17,9%
18,4%
19,1%
Specialist Market(1)
Total Market
2011
2012
jan–jun 2013

Source: Company, GFK.
Note: (1) Includes Home appliances and furniture retailers, such as Fast Shop, Magazine Luiza, Marabrás, among others

Dominant player with structural advantages

"Top of mind" Brazilian retail brands

Brand Value ranking[1]

((Brazilian retail companies - R$ million - 2013)



1st
1,339
pontofrio
346
BAHIA
993
842
757
621
347
250
pontofrio
+
BAHIA
RENNER
LOJAS AMERICANAS
extra
Pão de Açúcar
magazineluiza





Fonte: Ibope Monitor (jan. a dez. de 2012, dados do Ibope; nov. a dez., estimativa).
Obs.: (1) *Ranking* dos dez maiores anunciantes do Brasil (junho de 2013). Esses investimentos de mídia não consideram descontos comerciais nem incentivos a fornecedores.

Dominant player with structural advantages

Distribution platform providing strong barriers to entry

viavarejo

Via Varejo has the broadest distribution network in the sector, with high capilarity and unsurpassed flow of deliveries

Established distribution center footprint, with large-scale units across all major consumption centers of the country

+

Consolidated own fleet provides unique flexibility and reach to meet distribution needs

=

Unique distribution platform allows Via Varejo to complete over 1.3 million deliveries every month

Via Varejo and Nova Pontocom distribution centers



New DC in Pernambuco to be opened in 2014

Total DC area of **11.1 million** square feet

Total fleet with over **2,600** vehicles

More than **40,000** daily deliveries

Jundiaí Distribution Center



- One of the largest in Latin America, with an area of 2.7 million square feet

Legend:
- # of Via Varejo DCs
- # of Nova Pontocom DCs
- Coverage area of DCs and warehouses
- # of strategic warehouses

Source: Company.

2

Best positioned to capture market growth opportunities
Significant change expected in Regional consumption

viavarejo

Consumption Market[1] 2010	Consumption Market[1] 2020	Additional Market (Δ 2010-2020 – R$ Bn)


RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
AC
RO
TO
PI
BA
MT
GO
MG
ES
MS
SP
RJ
PR
SC
RS
Label:
Market Size[1]
< R$ 5 Bn
R$ 5 – 10 Bn
R$ 10 – 20 Bn
R$ 20 – 30 Bn
R$ 30 – 40 Bn
R$ 40 – 50 Bn
R$ 50 – 100 Bn
> R$ 100 Bn


CAGR (%)
176 7.7% SP
75 8.2% MG
68 7.4% RJ
42 7.5% RS
41 8.2% PR
39 11.4% PE
36 8.3% BA
29 10.4% CE
26 9.5% PA
22 8.0% SC
22 8.2% GO
16 10.5% MA
15 8.8% DF
13 10.8% PB
11 8.6% MS
10 11.1% PI
10 11.1% AL
10 7.9% MT
9 7.4% ES
9 8.9% AM
7 8.1% RN
5 8.5% SE
5 9.1% RO
3 10.1% AP
3 8.4% TO
2 9.0% AC
1 9.8% RR

Source: McKinsey (2012)
Note: (1) Family expenditure with major categories of products consumed in the country (not restricted to Viavarejo's categories).

Best positioned to capture market growth opportunities
Accelerated expansion to capture market growth

viavarejo

In order to execute its expansion strategy, Via Varejo has developed a disciplined and proven store opening process that enables the Company to deliver high rates of return

Expansion Strategy | **Expansion (2014-2016)**

Total: 210 New Stores

1 Protect and Consolidate
- States with strong presence of Via Varejo



+13%
98 new stores out of the existing 745

2 Entry
- States with strong growth potential but with low presence of Via Varejo



+230%
49 new stores out of the existing 21

3 Increase Exposure
- Mid-sized States with presence of Via Varejo still not consolidated



+25%
44 new stores out of the existing 174

4 Invest Opportunistically
- States with small consumer markets or with relevant logistic barriers



+25%
19 new stores out of the existing 73

- Reinforce dominant presence in the main consumption centers and expand to underpenetrated regions with significant growth potential over the next years

Region	GDP	Existing Stores	% Existing Stores	New Stores	% of New Stores
North	5%	4	0%	20	10%
Northeast	14%	56	6%	48	23%
Mid-West	9%	83	8%	16	8%
South	17%	90	9%	26	12%
Southeast	55%	749	76%	100	48%

Consumption Market Size (R$ billion)

Region	2010	2020	Growth
North	42	104	148%
Northeast	119	268	125%
Mid-West	36	78	117%
South	92	196	113%
Southeast	296	624	111%

Source: Company, IBGE – 2010; Euromonitor; Banco Central do Brasil, Getúlio Vargas Foundation (FGV); Ministry of Finance; Mckinsey & Company.

2

Best positioned to capture market growth opportunities

Underpenetrated categories

viavarejo

Retail spending remains strong and is expected to increase 11% in 2013 mainly due to continued expansion

Compared to other countries, Brazil is underpenetrated...

(Household Penetration, 2012)

Category	USA	Chile	Argentina	Brazil	Mexico
Dishwashers	60,0%	6,1%	2,7%	1,8%	1,1%
Automatic washing machines	95,0%	73,2%	66,2%	25,4%	49,2%
Microwaves	91,5%	52,0%	55,6%	38,5%	32,0%
Fridge freezers	99,0%	85,9%	85,1%	27,5%	66,4%
Coffee machines	88,5%	3,7%	36,7%	12,6%	24,6%
Mini ovens	58,0%	3,2%	0,9%	0,5%	11,3%

... and presents high growth potential

(% sales volume CAGR 2011-2016 for Consumer Electronics and 2012-2017 for other categories)

Category	Brazil	Argentina	Mexico	USA	Chile
Dishwashers	26,0%	3,1%	2,3%	3,2%	5,0%
Automatic washing machines	8,5%	5,0%	4,3%	4,1%	3,5%
Microwaves	12,5%	5,1%	4,5%	2,8%	2,0%
Fridge freezers	8,3%	3,9%	4,7%	4,2%	3,8%
Coffee machines	11,6%	3,6%	3,4%	3,2%	6,4%
Mini ovens	4,7%	3,9%	2,6%	3,1%	2,6%

Source: GPA analysis based on data from Euromonitor, GfK e IBGE

6 The Agenda for Sustainable Growth

viavarejo



Capture market and regional growth through accelerated organic growth



Capture opportunities in the high profitable furniture market



Continuous search for improved efficiency and improved margins



Position as the only full multi-channel player in Brazil